WILLKIE FARR & GALLAGHER LLP                              1875 K Street, NW
                                                          Washington, DC 20006

                                                          Tel: 202 303 1000
                                                          Fax: 202 303 2000


June 8, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Definitive Proxy Statement on Schedule 14A for Credit Suisse Funds listed on Schedule A

Ladies and Gentlemen:

   On behalf of the Credit Suisse Funds listed on Schedule A (the "Funds"), this letter responds to the comments provided to Marc R. Ponchione by Christian
T. Sandoe and Curtis A. Young of the staff of the Securities and Exchange Commission ("SEC") in a telephone conversation on June 6, 2006 with respect to the Preliminary Proxy on Schedule 14A (the "Preliminary Proxy"), which the Funds filed with the SEC on May 26, 2006. The comments and the Funds' responses are set forth below. The Definitive Proxy on Schedule 14A (the "Definitive Proxy") reflecting changes made in response to the comments, as well as certain other changes, will be filed as soon as practicable with the SEC via EDGAR. Capitalized terms have the meanings given to them in the Definitive Proxy.

1. Comment: On page 7, please clarify that the new monthly base management fee will be a fixed rate that is, on an annualized basis, 0.05% less than the current advisory fee.

   Response: As requested, we have made this clarification.

2. Comment: On page 13, please insert a chart that illustrates how the new Base Fee and Performance Adjustment will apply at each level of overperformance/underperformance relative to the Morgan Stanley Capital International Emerging Markets Free Index (the "MSCI Index").

   Response: As requested, we have inserted this chart.

3. Comment: On pages 15 and 18, please reflect, consistent with Item 3.e.3 of the Instructions to Form N-1A, annual fund operating expenses after expense waivers as a footnote to the table illustrating annual fund operating expenses before expense waivers.

   Response: As requested, we have moved the relevant tables to footnotes.

Securities and Exchange Commission
June 8, 2006
Page 2


4. Comment: On page 19, please explain the factors the Board considered when selecting the MSCI Index as the benchmark for measurement of any Performance Adjustment.

   Response: The Board determined that the MSCI Index is appropriate for measurement of any Performance Adjustment based on a number of factors, including the fact that the MSCI Index is the current benchmark index for the Funds and is widely accepted as the index that best represents the emerging market equity opportunity set. As requested, we have included this explanation.

5. Comment: On page 20, please explain the factors considered by the Board in approving the New Advisory Agreements.

   Response: At the November 16, 2005 Board meeting of each Fund, the
Board approved the Current Advisory Agreements after fully considering factors including: the investment advisory fee rates paid to Credit Suisse; the nature, extent, and quality of services provided by Credit Suisse under the Current Advisory Agreements; the profitability of Credit Suisse based on fees received under the Current Advisory Agreements; whether economies of scale were being passed on to shareholders; and other benefits that Credit Suisse received as a result of its relationship with each Fund. At the February 2006 Board meetings, the Board approved the New Advisory Agreements after considering these factors as they related to the new Base Fee and Performance Adjustment and taking into account the detailed material provided at the November Board meetings with respect to the Current Advisory Agreements. As requested, we have included this explanation.

                                    * * * * *

   The Funds will file a Tandy representation by separate EDGAR correspondence.

   If you have any questions regarding the foregoing, please call me at
(202) 303-1282 or Rose DiMartino of this office at (212) 728-8215.


Very truly yours,

/s/ Marc R. Ponchione
---------------------
Marc R. Ponchione



cc:   Christian T. Sandoe, Division of Investment Management, SEC
      Curtis A. Young, Division of Investment Management, SEC
      Brooke A. Brown, Credit Suisse Asset Management, LLC
      Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Securities and Exchange Commission
June 8, 2006
Page 3

                                   Schedule A

         Credit Suisse Emerging Markets Fund, Inc.
              (Securities Act File No. 33-73498;
              Investment Company Act File No. 811-8252)

         Credit Suisse Trust-Emerging Markets Portfolio
              (Securities Act File No. 33-58125;
              Investment Company Act File No. 811-07261)